Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital

€ 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total’s French Refining Roadmap:

Upgrade Donges and Transform La Mède

Paris, April, 16, 2015 – Total today presented its French refining roadmap to employee representatives. The plan is designed to give each Total’s refining site in France the means to resist in a volatile environment and perform profitably. Under the plan, Total will invest to upgrade the Donges refinery in western France and transform the La Mède refinery in southern France, to ensure they thrive going forward.

Three of Total’s five refineries in France — Gonfreville in Normandy, Grandpuits in the Paris region and Feyzin near Lyon — demonstrated their ability to withstand the deteriorating economic environment in 2013 and 2014 and generate ongoing income streams. The other two, Donges and La Mède, are struggling and are structurally loss-making. To address the situation, Total has presented a comprehensive plan to improve both refineries’ performances and secure their long-term future:

•	An investment of €200 million to transform the La Mède refinery and in particular create France’s first biorefinery, which will be one of the biggest in Europe, to meet growing demand for biofuels. Crude oil processing will be halted at end-2016.

•	An investment of €400 million to upgrade the Donges refinery to capture profitable new markets with low-sulfur fuels that meet the evolutions of European Union specifications.

“There are three possible responses to the crisis in the European refining industry. The first is to throw in the towel. The second is to do nothing and perish. The third is to innovate and adapt to meet shifting demand trends. The central focus of Total’s plan for our French refining business is to realign our operations and products to changing markets. The plan that we are presenting today offers sustainable solutions for the Donges and La Mède refineries. It gives both facilities a future and strengthens Total’s refining base in France,” commented Patrick Pouyanné, Chief Executive Officer of Total. “As was the case for the project to secure the future of the Carling plant in eastern France, the master words for the plan’s deployment are: anticipation and consensus. Total will implement this industrial transformation without layoffs or imposed geographical transfers for non-exempt employees.”

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital

€ 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Responding to Industry and Market Trends

European demand for petroleum products has declined 15% since 2008, shrinking outlets for the continent’s refining industry. This underlying trend stems from pursuit of energy efficiency and improved vehicle fuel economy as part of the European Union’s commitment to reducing its carbon footprint.

The European market is steadily contracting, a situation aggravated by the shale oil and gas revolution in the United States, which gives the U.S. refining industry an advantage, and competition from refineries in Asia and the Middle East. These two trends shut European refineries out of some of their domestic and export markets and have exacerbated excess refining capacity in Europe.

As Europe’s leading refiner, Total is therefore continuing to adjust its production base in France, following the shutdown of the Flandres refinery (2010), the upgrade the Normandy refining & petrochemicals platform (2012) with an investment close to €1 billion and the implementation of the project to secure Carling’s future (2015).

Including the adaptation plan for the Lindsey Oil Refinery in the United Kingdom announced earlier this year, Total will have successfully adapted by 2017 its European refining base to the market and cut its refining and petrochemical capacity by 20% in Europe in 2017, as announced in 2012.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com